Exhibit 99.1

100 University Avenue, 8th floor
Date: March 3, 2015	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PROGRESSIVE WASTE SOLUTIONS LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 31, 2015
Record Date for Voting (if applicable) :	March 31, 2015
Beneficial Ownership Determination Date :	March 31, 2015
Meeting Date :	May 13, 2015
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	74339G101	CA74339G1019

Sincerely,

Computershare
Agent for PROGRESSIVE WASTE SOLUTIONS LTD.